SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                _______________

                                   FORM 11-K




(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended       December 31, 1993


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________


                        Commission File Number  0-10122


                             Employees Savings Plan
  (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                              Magma Copper Company
                       7400 North Oracle Road, Suite 200
                             Tucson, Arizona  85704

  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             MAGMA COPPER COMPANY

                             EMPLOYEES SAVINGS PLAN







             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992
             (prepared in accordance with the financial reporting
                 requirements of the Employee Retirement Income
                       Security Act of 1974, as amended),
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                            EMPLOYEE SAVINGS PLAN OF
                              MAGMA COPPER COMPANY

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1993 AND 1992
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                            EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1993 AND 1992






REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and 1992

     Statement of Changes in Net Assets Available for
     Plan Benefits for the year ended December 31, 1993



NOTES TO FINANCIAL STATEMENTS AND SCHEDULES



SCHEDULES

     I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1993

     II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1993

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administration Committee of the
Employee Savings Plan of Magma Copper Company:


We have audited the accompanying statements of net assets available for plan benefits of the EMPLOYEE SAVINGS PLAN OF MAGMA COPPER COMPANY as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the EMPLOYEE SAVINGS PLAN OF MAGMA COPPER COMPANY as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN & CO.


Tucson, Arizona,
May 17, 1994.

                           EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1993 AND 1992






                                            1993           1992
                                        -----------    ------------

INVESTMENT FUNDS, at market value
(Notes 1 and 2):
Retirement Preservation Trust           $ 9,535,181    $        --
Capital Fund                              7,906,821      6,099,795
Federal Securities Trust                  1,408,072        856,101
Phoenix Fund                              1,303,978        406,147
Basic Value Fund                          1,127,665        471,122
Global Allocation Fund                      573,661             --
Ready Assets Trust                               --      9,277,371
                                         ----------     ----------
                                         21,855,378     17,110,536

COMPANY STOCK                               154,755         88,515

PARTICIPANT LOANS                           959,328        793,223
                                         ----------     ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $22,969,461    $17,992,274
                                         ==========     ==========














        The accompanying notes are an integral part of these statements.

                           EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                Retirement                     Federal
                               Preservation      Capital     Securities
                                   Trust           Fund         Trust
                               ------------    ----------    ----------

ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends     $  243,322      $  531,005    $   69,527
    Realized gain on sale
      of assets                        --          59,961         3,865
    Unrealized gain on
      assets                           --         340,126        10,544
                                ---------       ---------     ---------
                                  243,322         931,092        83,936
                                ---------       ---------     ---------

  Contributions (Note 1)
    Employee                      513,491       1,134,390       286,751
    Employer                      179,452         360,522        82,213
                                ---------       ---------     ---------
                                  692,943       1,494,912       368,964
                                ---------       ---------     ---------
      Total additions             936,265       2,426,004       452,900
                                ---------       ---------     ---------
  Transfers to/(from)
    investment options
    including participant
    loan transactions           8,909,300        (447,592)      176,228
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                  (310,384)       (171,386)      (77,157)
                                ---------       ---------     ---------
     Net increase (decrease)    9,535,181       1,807,026       551,971

NET ASSETS, beginning
  of year                              --       6,099,795       856,101
                                ---------       ---------     ---------
NET ASSETS, end of year        $9,535,181      $7,906,821    $1,408,072
                                =========       =========     =========


         The accompanying notes are an integral part of this statement.

                            EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993



                                                  Basic          Global
                                  Phoenix         Value        Allocation
                                    Fund          Fund            Fund
                                ------------    ----------     ----------
ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends      $  133,616      $   60,233     $ 19,890
    Realized gain on sale
      of assets                      6,294           5,750          294
    Unrealized gain on
      assets                        60,335          78,372        4,268
                                 ---------       ---------      -------
                                   200,245         144,355       24,452
                                 ---------       ---------      -------

  Contributions (Note 1)
    Employee                       211,191         217,778       27,470
    Employer                        70,505          73,665        8,557
                                 ---------       ---------      -------
                                   281,696         291,443       36,027
                                 ---------       ---------      -------
      Total additions              481,941         435,798       60,479
                                 ---------       ---------      -------
  Transfers to/(from)
    investment options
    including participant
    loan transactions              436,777         229,758      513,269
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                    (20,887)         (9,013)         (87)
                                 ---------       ---------      -------
   Net increase (decrease)         897,831         656,543      573,661
NET ASSETS, beginning
  of year                          406,147         471,122           --
                                 ---------       ---------      -------
NET ASSETS, end of year         $1,303,978      $1,127,665     $573,661
                                 =========       =========      =======


         The accompanying notes are an integral part of this statement.

                            EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                 Ready
                                 Assets     Company   Participant
                                 Trust       Stock       Loans      Totals
                              ------------ ---------- -----------  --------
ADDITIONS TO NET ASSETS:
Investment income -
    Interest and dividends   $    163,026  $     61   $     --   $ 1,220,680
    Realized gain on sale
      of assets                        --     3,462         --        79,626
    Unrealized gain on
      assets                           --    17,326         --       510,971
                              -----------   -------    -------    ----------
                                  163,026    20,849         --     1,811,277
                              -----------   -------    -------    ----------

  Contributions (Note 1)
    Employee                      652,354     6,239         --     3,049,664
    Employer                      200,532     1,915         --       977,361
                               ----------   -------    -------    ----------
                                  852,886     8,154         --     4,027,025
                               ----------   -------    -------    ----------
      Total additions           1,015,912    29,003         --     5,838,302
                               ----------   -------    -------    ----------
  Transfers to/(from)
    investment options
    including participant
    loan transactions         (10,048,065)   39,903    190,422            --
                               ----------   -------    -------    ----------
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                  (245,218)   (2,666)   (24,317)     (861,115)
                               ----------   -------    -------    ----------
    Net increase (decrease)    (9,277,371)   66,240    166,105     4,977,187

NET ASSETS, beginning
  of year                       9,277,371    88,515    793,223    17,992,274
                               ----------   -------    -------    ----------

NET ASSETS, end of year       $        --  $154,755   $959,328   $22,969,461
                               ==========   =======    =======    ==========


         The accompanying notes are an integral part of this statement.

                           EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1993 AND 1992



(1)   DESCRIPTION OF PLAN:

The following description of the Employee Savings Plan of Magma Copper Company (the Plan) provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan was established on October 1, 1986 by Magma Copper Company (the Company). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Tax Status

The Plan obtained its latest determination letter on July 27, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The Plan has not been restated in accordance with the Tax Reform Act of 1986 (TRA '86); however, the Plan administrator and the Plan's tax counsel believe the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Code. The Plan must be amended by December 31, 1994 to comply with TRA '86. It is the Plan Administrator's intent to do so and to request an updated tax determination letter at that time.

Trust

The assets of the Plan are held under the MAGMA COPPER COMPANY TRUST FOR SAVINGS PLANS (the Trust). However, the records of each Plan within the Trust are maintained separately and certified by Merrill Lynch Trust Company (the Trustee) as being accurate and complete as reported therein. Expenses incurred by the Trustee in the performance of its duties, including fees for its services, are paid by the Company.

Eligibility, Contributions and Vesting

Salaried employees are eligible to participate in the Plan after six months of continuous service. Participants may elect to contribute up to 12 percent of their annual compensation to the Plan. A participant's contribution is matched by the Company (Company's contribution) in an amount equal to 50 percent of the contribution made by the participant, not to exceed 3 percent of the participant's compensation for that month. Total matching contributions are limited to $9,000 annually per participant.

Participants' contributions are fully vested. Participants vest in Company's contribution at 20 percent for each year of participation in the Plan. Participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination or five years or more of service to the Company.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of Section 401(a) of the Code. Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

For both employer and employee contributions, participants elect to have their accounts invested in various Merrill Lynch funds or in the common stock of the Company. Company contributions to the employees' accounts will be invested in the Federal Securities Trust unless the participant directs otherwise. A description of each Merrill Lynch fund is as follows:

Retirement Preservation Trust

This trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts, U.S. government securities and high quality money market funds. It seeks to provide preservation of participants' investments and liquidity with income typically higher than money market funds.

Capital Fund

The options in this fund are invested primarily in stock or convertible securities of corporations. Total investment return is the aggregate of income and capital value changes.

Federal Securities Trust

The investments in this fund include U.S. Treasury and Government agency securities, mortgage backed securities and options and futures transactions. This fund seeks high current return on investments.

Phoenix Fund

The options in this fund are invested in a diversified portfolio of equity and fixed income securities of issuers in weak financial condition which are believed to be undervalued. Investment in this fund is speculative and involves a high degree of risk and is designed for investors who do not require current income and who can afford the accompanying risk.

Basic Value Fund

The investments in this fund consist of securities, primarily equities, which are believed to be undervalued. Total investment return is the aggregate of income and capital value changes.

Global Allocation Fund

This fund includes United States and foreign equity, debt and money market securities. Total investment return is the aggregate of income and capital value changes.

Ready Assets Trust

This fund is a money market fund and consists of short-term financial instruments, including U.S. Treasury bills, bank certificates of deposit, securities and commercial paper. The security of these investments rests in the soundness of the underlying institutions.

Forfeitures

Forfeitures of terminated participants and nonvested matching Company contributions are held by the fund for twelve months following termination. If the terminated participant does not return to employment and active participation within the twelve months following termination of employment, forfeitures are used to reduce future matching Company contributions.

Upon re-employment of a former participant, any forfeitures of nonvested matching Company contributions must be restored if the period of absence is less than five years and the initial distribution is repaid within two years of re-employment.

Participant Accounts

Each participant's account is credited with the participant's contribution, matching Company contribution and an allocation of Plan earnings on a monthly basis. Allocations are based on participant's relative account balances within an investment option.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared using the accrual method of accounting. The Plan's investment funds are stated at market value, as established by the Trustee at December 31, 1993 and 1992. Investments are recorded on the trade date.

(3)   PLAN TERMINATION:

Although the Company intends to continue the Plan, the Company has the right to terminate the Plan at any time. In the event of termination of the Plan with respect to a group or class of participants or partial discontinuance of contributions, the balance credited to the matching Company contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions will become fully vested and nonforfeitable.

(4)   PLAN AMENDMENTS:

The Plan was amended effective July 15, 1993, to provide an additional investment option to participants. This option consists of the common stock of the Company. Such Company stock shall be acquired on the open market by the Trustee.

(5)   OMITTED SCHEDULES:

Based on the information provided by the Trustee, the Plan had no lease commitments, obligations or leases in default, or party-in-interest transactions, as defined by ERISA, during the year ended December 31, 1993.

(6)   RECONCILIATION TO FORM 5500:

Prior to January 1, 1992, distributions payable to participants were recognized as liabilities in the accompanying statements of net assets available for plan benefits. In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, these amounts were reclassified as part of net assets available for plan benefits and totaled $70,500 and $24,900 as of December 31, 1993 and 1992, respectively. The Form 5500 requires that these amounts be recorded as liabilities of the Plan. Therefore, the beginning and ending year net assets amounts and the current year benefit payments do not agree with the audited financial statements.

                                                                 SCHEDULE I

                            EMPLOYEE SAVINGS PLAN OF
                              MAGMA COPPER COMPANY
                                 EIN# 86-0219794
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1993
                                  Number of
Identify    Description           Shares or
of Issuer,      of         Due    Principal                        Market
Borrower    Investments    Date    Amount     Rate      Cost        Value
- - - - - ---------  -------------   ----   --------- -------  ----------- -----------

Merrill    Merrill Lynch
Lynch       Retirement
Trust       Preservation
Company     Trust          N/A    9,535,181 Various  $ 9,535,181 $ 9,535,181
           Merrill Lynch
            Capital Fund
            Class A shares N/A      282,689 Various    7,253,953   7,906,821
           Merrill Lynch
            Federal
            Securities
            Trust Class A
            shares         N/A      141,089 Various    1,396,031   1,408,072
           Merrill Lynch
            Phoenix Fund
            Class A shares N/A       96,950 Various    1,210,388   1,303,978
           Merrill Lynch
             Basic Value
             Fund Class A
             shares        N/A       48,253 Various    1,034,604   1,127,665
           Merrill Lynch
             Global
             Allocation
             Fund Class A
             shares        N/A       43,361 Various      569,493     573,661
                                                      ----------  ----------
                                                     $20,999,650 $21,855,378
                                                      ==========  ==========
Magma      Common stock    N/A       11,680   N/A    $    93,288 $   154,755
Copper                                                ==========  ==========
Company

Partici-   Participant
  pants      loans secured
             by vested
             benefits    11/30/95*  959,328 6-6.5%   $   959,328 $   959,328
                                                      ==========  ==========

*     There are several different maturity dates for the various participant
      loans.  This   date only represents one maturity date for one
      participant loan.

          The accompanying notes are an integral part of this schedule.

                                                              SCHEDULE II



                            EMPLOYEE SAVINGS PLAN OF

                              MAGMA COPPER COMPANY

                                 EIN# 86-0219794

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993







The following Schedules of Reportable Transactions of the Plan have been taken directly from the annual trustee reports of Merrill Lynch Trust Company. The transactions listed are those transactions or series of transactions in excess of 5% of the current value of beginning Plan assets.

























          The accompanying notes are an integral part of this schedule.

                                 Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                         Salaried Employee Savings Plan
                                 Consolidation
                        For the Period 1/1/93 - 12/31/93

                             No.
Tran   Security              of            Shares              Cost/Book
Type  Description            Trans       Par Value               Value
- - - - - ---- ---------------         -----      ------------         -------------

     Opening Balance                                         17,992,493.04

     MUTUAL FUNDS

Buy  ML Phoenix Fund
       CL A                  125            69,170.24           921,476.85

Sell ML Phoenix Fund
       CL A                   41             6,844.88            84,846.07


Buy  ML Fed Securities
       Trust CL A            108            82,444.51           824,122.87

Sell ML Fed Securities
       Trust CL A             60            28,604.51           281,522.81

Buy  ML Capital Fund
       Class A               125            94,571.04         2,623,692.65

Sell ML Capital Fund
       Class A               100            43,221.80         1,114,100.92

     MONEY MARKET

Buy  ML Ret Preservation
       Trust                  91        10,486,775.03        10,486,775.03

Sell ML Ret Preservation
       Trust                  57           951,871.61           951,871.68

Buy  ML Ready Assets
       Trust                  94         1,175,423.36         1,175,423.35

Sell ML Ready Assets
       Trust                  66        10,452,794.61        10,452,794.61

                                 Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                         Salaried Employee Savings Plan
                                 Consolidation
                        For the Period 1/1/93 - 12/31/93



Tran   Security                      Proceeds                 Realized
Type  Description                     of Sale                 Gain/Loss
- - - - - ---- ---------------               ------------              -------------

     Opening Balance

     MUTUAL FUNDS

Buy  ML Phoenix Fund
       CL A                                 0.00                      0.00

Sell ML Phoenix Fund
       CL A                            90,274.90                  5,428.83


Buy  ML Fed Securities
       Trust CL A                           0.00                      0.00

Sell ML Fed Securities
       Trust CL A                     286,526.60                  5,003.79

Buy  ML Capital Fund
       Class A                              0.00                      0.00

Sell ML Capital Fund
       Class A                      1,208,020.91                 93,919.99

     MONEY MARKET

Buy  ML Ret Preservation
       Trust                                0.00                      0.00

Sell ML Ret Preservation
       Trust                          951,871.68                      0.00

Buy  ML Ready Assets
       Trust                                0.00                      0.00

Sell ML Ready Assets
       Trust                       10,452,794.64                      0.03

                                SIGNATURES






     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Employees Savings Plan


DATE June 23, 1994                      /s/ Douglas J. Purdom
                                        ---------------------------
                                        Douglas J. Purdom
                                        On behalf of the Administration
                                        Committee, Administrator of the
                                        Employees Savings Plan of Magma
                                        Copper Company